                                                                    EXHIBIT 99.1



                                  PRESS RELEASE
                                  -------------
                          No. TEL 513 /PR110/UHI/2002


                           TELKOM'S TARIFF ADJUSTMENTS
                          STARTING FROM JANUARY 1, 2003


BANDUNG, DECEMBER 24, 2002 - Referring to our Press Release
No. TEL505/PR000/UHI/02 dated December 19, 2002 "The Government in Principle Approved Tariff Adjustment for Domestic Fixed Line Service for the Year 2003", It is hereby attached the breakdown of TELKOM's tariff adjustment which will be effective January 1, 2003.

The tariff adjustments include the decrease of long distance call charge of 3.97%, and the increase of local call charge of 33.33% as well as monthly subscription charge of 31.10%.



/s/ SETIAWAN SULISTYONO
---------------------------------
SETIAWAN SULISTYONO
HEAD OF INVESTOR RELATIONS


                     For further information please contact:
                        PT Telekomunikasi Indonesia, Tbk.
                             Investor Relations Unit

--------------------------------------------------------------------------------
         Bandung:                                       Jakarta:
   Phone: 62 22 4527337                           Phone: 62 21 5215109
   Fax. : 62 22 7104743                            Fax.: 62 21 5220500
--------------------------------------------------------------------------------
                         E-mail: investor@telkom.co.id
                            Website: www.telkom.co.id
--------------------------------------------------------------------------------

                    BREAKDOWN OF TELKOM'S TARIFF ADJUSTMENTS

                             MONTHLY SUBSCRIPTIONS:

--------------------------------------------------------------------------------
   CATEGORY           PREVIOUSLY        NEW                INCREASE
--------------------------------------------------------------------------------
                          RP.           RP.          (RP.)            %
--------------------------------------------------------------------------------
      1                   2             3              4              5
--------------------------------------------------------------------------------
Business-1              46,100        60,400        14,300          31.02
Business-2              38,500        50,500        12,000          31.17
Business-3              38,500        50,500        12,000          31.17
Business-4              30,700        40,200         9,500          30.94
Business-5              30,700        40,200         9,500          30.94
Residential-1           26,100        34,200         8,100          31.03
Residential-2           23,000        30,200         7,200          31.30
Residential-3           23,000        30,200         7,200          31.30
Residential-4           16,500        21,600         5,100          30.91
Residential-5           16,500        21,600         5,100          30.91
Social-1                16,500        21,600         5,100          30.91
Social-2                13,750        18,000         4,250          30.91
Social-3                13,750        18,000         4,250          30.91
Social-4                11,100        14,600         3,500          31.53
Social-5                11,100        14,600         3,500          31.53


                                  LOCAL CALLS:

                                                                            PER PULSE
---------------------------------------------------------------------------------------
 DISTANCE     TIME-BAND     DURATION   PREVIOUSLY     NEW             INCREASE
-----------                            ------------------------------------------------
   (KM)                                     RP.        RP.         (RP.)         %
---------------------------------------------------------------------------------------
    1              2            3           4           5            6           7
---------------------------------------------------------------------------------------
  0 - 20      00:00-09:00   3 minutes      195         260          65         33.33
              09:00-15:00   2 minutes      195         260          65         33.33
              15:00-24:00   3 minutes      195         260          65         33.33
   > 20       00:00-09:00   2 minutes      195         260          65         33.33
              09:00-15:00  1,5 minutes     195         260          65         33.33
              15:00-24:00   2 minutes      195         260          65         33.33


        CALLS FROM DIFFERENT AREA CODE WITH TARIFF EQUALS TO LOCAL CALLS:

----------------------------------------------------------------------------------------
 DISTANCE       TIME-BAND     DURATION   PREVIOUSLY    NEW              INCREASE
-----------                              -----------------------------------------------
   (KM)                                      RP.       RP.        (RP.)          %
----------------------------------------------------------------------------------------
    1              2             3           4          5            6           7
----------------------------------------------------------------------------------------
  0 - 20      08:00-18:00    1 minute       102        135          33         32.35
              18:00-08:00    1 minute        69         90          21         30.43
 20 - 30      08:00-18:00    1 minute       136        180          44         32.35
              18:00-08:00    1 minute       102        135          33         32.35

                  LONG DISTANCE CALLS PER ZONE AND TIME-BAND:

------------------------------------------------------------------------------------------------------------------
                     MONDAY TO SATURDAY                                        SUNDAY AND PUBLIC HOLIDAY
------------------------------------------------------------------------------------------------------------------
 DISTANCE       TIME-BAND    DURATION    PREV.    NEW      INCREASE      TIME-BAND    PREV.   NEW    INCREASE
   (KM)                                -------------------------------               -----------------------------
                                          RP.     RP.    (RP.)    %                    RP.    RP.  (RP.)    %
------------------------------------------------------------------------------------------------------------------
     1              2            3        4        5       6      7          8          9      10    11     12
------------------------------------------------------------------------------------------------------------------
 30 - 200 Km   06:00-07:00   1 minute     649      620    -29   -4.47   06:00-23:00    649    620   -29   -4.47
   Zone-1      07:00-08:00   1 minute   1,299    1,250    -49   -3.77   23:00-06:00    327    315   -12   -3.67
               08:00-18:00   1 minute   1,627    1,560    -67   -4.12
               18:00-20:00   1 minute   1,299    1,250    -49   -3.77
               20:00-23:00   1 minute     649      620    -29   -4.47
               23:00-06:00   1 minute     327      315    -12   -3.67

 200 - 500 Km  06:00-07:00   1 minute     915      880    -35   -3.83   06:00-23:00    915    880   -35   -3.83
   Zone-2      07:00-08:00   1 minute   1,819    1,750    -69   -3.79   23:00-06:00    463    445   -18   -3.89
               08:00-18:00   1 minute   2,271    2,180    -91   -4.01
               18:00-20:00   1 minute   1,819    1,750    -69   -3.79
               20:00-23:00   1 minute     915      880    -35   -3.83
               23:00-06:00   1 minute     463      445    -18   -3.89

  > 500 km     06:00-07:00   1 minute   1,135    1,090    -45   -3.96   06:00-23:00  1,135  1,090   -45   -3.96
   Zone-3      07:00-08:00   1 minute   2,271    2,180    -91   -4.01   23:00-06:00    570    550   -20   -3.51
               08:00-18:00   1 minute   2,842    2,730   -112   -3.94
               18:00-20:00   1 minute   2,271    2,180    -91   -4.01
               20:00-23:00   1 minute   1,135    1,090    -45   -3.96
               23:00-06:00   1 minute     570      550    -20   -3.51


                           DOMESTIC BIROFAX SERVICES:

                                                                    (PER PAGE OF A4 PAPER)
-------------------------------------------------------------------------------------------
  DISTANCE                       TEXT                               PICTURE
    (KM)        ---------------------------------------------------------------------------
                 PREVIOUSLY       NEW         %       PREVIOUSLY       NEW          %
-------------------------------------------------------------------------------------------
                     RP.          RP.                     RP.          RP.
-------------------------------------------------------------------------------------------
    1                 2            3          4            5            6           7
-------------------------------------------------------------------------------------------
  0 s/d 30            925        1,225      32.43        1,850        2,450      32.43
>30 s/d 200         2,475        2,375      -4.04        4,950        4,750      -4.04
>200 s/d 500        3,375        3,225      -4.44        6,750        6,450      -4.44
   > 500            4,275        4,100      -4.09        8,600        8,200      -4.65

NOTES:
1.   No changes for Installation Charges.
2.   Local Calls from Public Phone / Coin Phone Rp 100, - per pulse (No change).
3.   Local Calls from Public Phone / Phone Card Rp 200, - per pulse (No change).
4.   Birofax submission charge Rp 500, - (No change).
5. Local call charge rounded per duration period refers to duration column on the local calls table.
6.   Long distance call for less than 30 Km is rounded to 60 seconds.
7.   Long distance call for more than 30 Km is rounded to 6 seconds.
     (Tariff for 6 seconds equals to one tenth of tariff per minute)